Exhibit 12

ALLETE
Computation of Ratios of Earnings to Fixed Charges (Unaudited)

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2013	2012	2011	2010	2009	2008
Millions
Earnings are defined:
Pretax Income Before Non-Controlling Interest	$58.1	$135.0	$129.2	$119.1	$91.5	$126.4
Add: Fixed Charges	27.7	51.2	47.6	43.4	38.3	30.3
Less: Undistributed Income from Less than
50 percent Owned Equity Investment	2.3	3.8	3.8	3.4	3.7	3.8
Earnings as defined:	$83.5	$182.4	$173.0	$159.1	$126.1	$152.9

Fixed Charges:
Interest on Long-Term Debt	$25.2	$47.0	$43.1	$39.7	$34.2	$27.4
Other Interest Charges	0.7	0.4	1.6	1.0	1.6	0.4
Interest Component of All Rentals (a)	1.8	3.8	2.9	2.7	2.5	2.5
Total Fixed Charges	$27.7	$51.2	$47.6	$43.4	$38.3	$30.3
Ratio of Earnings to Fixed Charges	3.01	3.56	3.63	3.67	3.29	5.05

(a)	Represents interest portion of rents estimated at 33 1/3 percent.